Exhibit 99.1

GOLD STANDARD BEGINS DRILLING AT THE LEWIS PROJECT,
BATTLE MOUNTAIN DISTRICT, NEVADA

Drilling will test several new targets; initial resource estimate planned for the Virgin deposit

March 21, 2019 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today announced the start of a drill program at its 100%-owned Lewis Project in the Battle Mountain Mining District, Lander County, Nevada. The program includes: 1) approximately 1,555m of drilling in four drill holes to test new, high-value targets in the Buena Vista-Meagher Corridor and the Virgin deposit footwall; and 2) commencing work on an initial resource estimate in accordance with NI 43-101 for the Virgin deposit (refer to Lewis plan map at https://goldstandardv.com/lp/lewis-mar21-2019-drillmaps/).

The Lewis Project was acquired by Gold Standard as part of its purchase of Battle Mountain Gold (see June 14, 2017 news release). The large (5,340 acre) mineral property has several known mineralized zones and potential for new gold and silver discoveries, while sharing a common boundary with Newmont Mining Corporation’s Phoenix open pit mine, one of the most prolific gold-copper-silver producers on the Battle Mountain-Eureka Trend. The Phoenix Mine is likely to be included in the newly formed Barrick-Newmont Nevada Joint Venture.

Jonathan Awde, CEO and Director of Gold Standard commented: “In our view, Lewis has strategic value to the neighboring Phoenix Mine by contributing additional gold resources, and based upon permitted pit boundaries provides Phoenix the room it needs to increase its pit size and access more of its own ore. Our aim in this program is to enhance this strategic value.”

Key Highlights from Lewis:

  Two drill holes will target favorable Antler Sequence host rocks along the north-northwest striking Buena Vista-Meagher corridor, a strong gravity gradient coming out of Newmont’s Phoenix open pit mine. This is a new target not previously tested by other operators.

  Two holes will test for eastern, shallow oxide extensions to the Virgin deposit approximately 700m north of the Phoenix open pit mine. The holes are designed to test Antler Sequence host rocks where northwest-striking faults intersect the Virgin fault corridor, immediately north of historic intercepts of 24m of 1.20 g Au/t in drill hole MAD-45 and 44.2m of 0.88 g Au/t and 17.3 g Ag/t in drill hole MAD-74*.

  An initial NI 43-101 compliant resource estimate will be completed for the Virgin deposit. The Virgin gold-silver deposit consists of higher-grade, gold-silver bearing structures surrounded by disseminated mineralization within a zone measuring approximately 600m long, 120m wide and 180m deep. The Virgin fault is a control for mineralization within the Phoenix mine and both structural control and mineralization continue northward along it onto Gold Standard’s project.
  Drilling by a previous operator within the Virgin deposit (Madison Minerals 2002 – 2008) generated the following results including: 21m of 7.93 g Au/t and 64.3 g Ag/t in drill hole MAD- 83; and 79.2m of 3.06 g Au/t and 13.30 g Ag/t in drill hole MAD-20*.

Mac Jackson, Gold Standard’s Chief Geologist commented: “These holes are the first test of the highly prospective Buena-Vista Meagher Corridor immediately north of Newmont’s Phoenix Mine. The strong gravity gradient and historic shallow intercepts in upper plate Havallah Sequence rocks (including 27.4m of 2.2 g Au/t in drill hole BVD-9A*) indicate that structure and system should be present in the favorable

Antler host rocks at depth. These two wide-spaced scout holes are just a start at exploring this large structural zone coming north out of the Phoenix Mine.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

*The reader is cautioned that these gold and silver intercepts are of unknown true thickness, and the results have not been fully verified by Gold Standard’s geologists. These data are presented to provide an indication of potential mineralization at the Lewis Project and as a guide to future exploration.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific Carlin Trend. Gold Standard’s successful exploration of the Pinion and Dark Star gold deposits has created potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend.

The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. This resource will be re-estimated this year to include drill results from 2018.

The Dark Star deposit, 2.1 km to the east of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. This resource will also be re-estimated this year to include highly favourable 2018 drill results.

The North Bullion deposit, 7 km to the north of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com